UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ProKidney Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G7S53R104

(CUSIP Number)

Control Empresarial de Capitales, S.A. de C.V.
Paseo de las Palmas 781, 3rd Floor
Lomas de Chapultepec, Sección III
11000 Mexico City
Mexico
52 55 56 25 49 56

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Jorge U. Juantorena, Esq.
Kyle A. Harris, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

June 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7S53R104	SC13D	Page 2 of 13
1	NAMES OF REPORTING PERSONS
Carlos Slim Helú

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,560,107 Class A Ordinary Shares(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,560,107 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,560,107 Class A Ordinary Shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3% of the total Class A Ordinary Shares outstanding(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 63,118,645 Class B ordinary shares, $0.0001 par value per share (the “Class B Ordinary Shares”) of the Issuer held by Control Empresarial, each of which may, subject to the limitations set forth in the Exchange Agreement and the Second Amended and Restated Company Partnership Agreement (each as defined and as described in the Issuer’s Definitive Proxy Statement filed with the SEC on June 10, 2022), be exchanged, together with the paired Common Unit in ProKidney LP (a “Common Unit”), for a Class A Ordinary Share on a one-for-one basis. Control Empresarial beneficially owns 63,118,645 Common Units.
(2) Based on a total of 283,119,677 shares issued and outstanding as of June 25, 2024, comprising 115,396,124 Class A Ordinary Shares and 167,723,553 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 13, 2024.

CUSIP No. G7S53R104	SC13D	Page 3 of 13
1	NAMES OF REPORTING PERSONS
Carlos Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,560,107 Class A Ordinary Shares(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,560,107 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,560,107 Class A Ordinary Shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3% of the total Class A Ordinary Shares outstanding(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 63,118,645 Class B Ordinary Shares of the Issuer held by Control Empresarial, each of which may, subject to the limitations set forth in the Exchange Agreement and the Second Amended and Restated Company Partnership Agreement (each as defined and as described in the Issuer’s Definitive Proxy Statement filed with the SEC on June 10, 2022), be exchanged, together with the paired Common Unit, for a Class A Ordinary Share on a one-for-one basis. Control Empresarial beneficially owns 63,118,645 Common Units.
(2) Based on a total of 283,119,677 shares issued and outstanding as of June 25, 2024, comprising 115,396,124 Class A Ordinary Shares and 167,723,553 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 13, 2024.

CUSIP No. G7S53R104	SC13D	Page 4 of 13
1	NAMES OF REPORTING PERSONS
Marco Antonio Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,560,107 Class A Ordinary Shares(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,560,107 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,560,107 Class A Ordinary Shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3% of the total Class A Ordinary Shares outstanding(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 63,118,645 Class B Ordinary Shares of the Issuer held by Control Empresarial, each of which may, subject to the limitations set forth in the Exchange Agreement and the Second Amended and Restated Company Partnership Agreement (each as defined and as described in the Issuer’s Definitive Proxy Statement filed with the SEC on June 10, 2022), be exchanged, together with the paired Common Unit, for a Class A Ordinary Share on a one-for-one basis. Control Empresarial beneficially owns 63,118,645 Common Units.
(2) Based on a total of 283,119,677 shares issued and outstanding as of June 25, 2024, comprising 115,396,124 Class A Ordinary Shares and 167,723,553 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 13, 2024.

CUSIP No. G7S53R104	SC13D	Page 5 of 13
1	NAMES OF REPORTING PERSONS
Patrick Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,560,107 Class A Ordinary Shares(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,560,107 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,560,107 Class A Ordinary Shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3% of the total Class A Ordinary Shares outstanding(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 63,118,645 Class B Ordinary Shares of the Issuer held by Control Empresarial, each of which may, subject to the limitations set forth in the Exchange Agreement and the Second Amended and Restated Company Partnership Agreement (each as defined and as described in the Issuer’s Definitive Proxy Statement filed with the SEC on June 10, 2022), be exchanged, together with the paired Common Unit, for a Class A Ordinary Share on a one-for-one basis. Control Empresarial beneficially owns 63,118,645 Common Units.
(2) Based on a total of 283,119,677 shares issued and outstanding as of June 25, 2024, comprising 115,396,124 Class A Ordinary Shares and 167,723,553 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 13, 2024.

CUSIP No. G7S53R104	SC13D	Page 6 of 13
1	NAMES OF REPORTING PERSONS
María Soumaya Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,560,107 Class A Ordinary Shares(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,560,107 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,560,107 Class A Ordinary Shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3% of the total Class A Ordinary Shares outstanding(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 63,118,645 Class B Ordinary Shares of the Issuer held by Control Empresarial, each of which may, subject to the limitations set forth in the Exchange Agreement and the Second Amended and Restated Company Partnership Agreement (each as defined and as described in the Issuer’s Definitive Proxy Statement filed with the SEC on June 10, 2022), be exchanged, together with the paired Common Unit, for a Class A Ordinary Share on a one-for-one basis. Control Empresarial beneficially owns 63,118,645 Common Units.
(2) Based on a total of 283,119,677 shares issued and outstanding as of June 25, 2024, comprising 115,396,124 Class A Ordinary Shares and 167,723,553 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 13, 2024.

CUSIP No. G7S53R104	SC13D	Page 7 of 13
1	NAMES OF REPORTING PERSONS
Vanessa Paola Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,560,107 Class A Ordinary Shares(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,560,107 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,560,107 Class A Ordinary Shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3% of the total Class A Ordinary Shares outstanding(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 63,118,645 Class B Ordinary Shares of the Issuer held by Control Empresarial, each of which may, subject to the limitations set forth in the Exchange Agreement and the Second Amended and Restated Company Partnership Agreement (each as defined and as described in the Issuer’s Definitive Proxy Statement filed with the SEC on June 10, 2022), be exchanged, together with the paired Common Unit, for a Class A Ordinary Share on a one-for-one basis. Control Empresarial beneficially owns 63,118,645 Common Units.
(2) Based on a total of 283,119,677 shares issued and outstanding as of June 25, 2024, comprising 115,396,124 Class A Ordinary Shares and 167,723,553 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 13, 2024.

CUSIP No. G7S53R104	SC13D	Page 8 of 13
1	NAMES OF REPORTING PERSONS
Johanna Monique Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,560,107 Class A Ordinary Shares(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,560,107 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,560,107 Class A Ordinary Shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3% of the total Class A Ordinary Shares outstanding(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 63,118,645 Class B Ordinary Shares of the Issuer held by Control Empresarial, each of which may, subject to the limitations set forth in the Exchange Agreement and the Second Amended and Restated Company Partnership Agreement (each as defined and as described in the Issuer’s Definitive Proxy Statement filed with the SEC on June 10, 2022), be exchanged, together with the paired Common Unit, for a Class A Ordinary Share on a one-for-one basis. Control Empresarial beneficially owns 63,118,645 Common Units.
(2) Based on a total of 283,119,677 shares issued and outstanding as of June 25, 2024, comprising 115,396,124 Class A Ordinary Shares and 167,723,553 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 13, 2024.

CUSIP No. G7S53R104	SC13D	Page 9 of 13
1	NAMES OF REPORTING PERSONS
Control Empresarial de Capitales, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,560,107 Class A Ordinary Shares(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,560,107 Class A Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,560,107 Class A Ordinary Shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3% of the total Class A Ordinary Shares outstanding(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1) Includes 63,118,645 Class B Ordinary Shares of the Issuer held by Control Empresarial, each of which may, subject to the limitations set forth in the Exchange Agreement and the Second Amended and Restated Company Partnership Agreement (each as defined and as described in the Issuer’s Definitive Proxy Statement filed with the SEC on June 10, 2022), be exchanged, together with the paired Common Unit, for a Class A Ordinary Share on a one-for-one basis. Control Empresarial beneficially owns 63,118,645 Common Units.
(2) Based on a total of 283,119,677 shares issued and outstanding as of June 25, 2024, comprising 115,396,124 Class A Ordinary Shares and 167,723,553 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 13, 2024.

CUSIP No. G7S53R104	SC13D	Page 10 of 13
Item 1.	Security and Issuer

This Amendment No. 1 (the “First Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2022 (the “Schedule 13D”), by the Reporting Persons (as defined below), with respect to the Class A ordinary shares, $0.0001 par value (the “Class A Ordinary Shares”) of ProKidney Corp (the “Issuer” or “ProKidney”). Capitalized terms used but not otherwise defined in this First Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 2.

(a)	Name of Persons Filing:

i.	Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”).

ii.
Control Empresarial, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies (“Control Empresarial” and together with the Slim Family, the “Reporting Persons”).

(b)	Address of Principal Business Office:

i.	The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de México, México

ii.	Control Empresarial’s principal business address is:

Paseo de las Palmas 781
Piso 3, Lomas de Chapultepec, Sección III
Miguel Hidalgo, Ciudad de México, México, 11000

(c)	The members of the Slim Family are beneficiaries of a Mexican trust which owns all of the outstanding voting securities of Control Empresarial.

(d)	During the last five years, none of the members of the Slim Family have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the last five years, none of the members of the Slim Family have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor were they or are they as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G7S53R104	SC13D	Page 11 of 13
(f)	Each member of the Slim Family is a Mexican citizen. Control Empresarial is a Mexican corporation.

Item 3.	Source and Amount of Funds or Other Consideration

On June 11, 2024, the Issuer priced a public underwritten offering (the “Public Offering”) of 42,774,220 Class A Ordinary Shares. Together with the Public Offering, the Issuer offered to issue and sell 11,030,574 Class A Ordinary Shares to certain investors in a concurrent direct offering at the Public Offering price per share and on the same terms as those of the Public Offering (the “Direct Offering” and, together with the Public Offering, the “Offering”). In connection with the Offering, Control Empresarial purchased 8,264,462 Class A Ordinary Shares at an aggregate purchase price of $19,999,998.04, thereby increasing its holdings in the Issuer from 63,295,645 Class A Ordinary Shares to 71,560,107 Class A Ordinary Shares. The Offering was settled on June 13, 2024. The Class A Ordinary Shares purchased by Control Empresarial in the Offering were acquired using the working capital of Control Empresarial.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the Class A Ordinary Shares described in Item 3 above for investment purposes and did not acquire such Class A Ordinary Shares with the purpose, or with the effect, of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position, results and strategic direction, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Such actions by the Reporting Persons may include, without limitation, increasing or decreasing their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Class A Ordinary Shares and/or other equity, debt or other securities, in each case in the open market, in privately negotiated transactions or otherwise; entering into derivative or other instruments that are based upon or relate to the value of securities of the Issuer; engaging in discussions with the Issuer’s board of directors and/or management team; and taking other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act) or formulating and implementing plans or proposals with respect to any of the foregoing.

CUSIP No. G7S53R104	SC13D	Page 12 of 13
Except as set forth in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a) — (b) Calculations of the percentage of the Class A Ordinary Shares beneficially owned are based on a total of 283,119,677 shares issued and outstanding as of June 25, 2024, comprising 115,396,124 Class A Ordinary Shares and 167,723,553 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus supplement filed with the SEC on June 13, 2024. As of June 25, 2024, (i) Control Empresarial, directly or indirectly, owns 71,560,107 Class A Ordinary Shares (including 63,118,645 Class B Ordinary Shares) (representing approximately 25.3% of the 283,119,677 shares issued and outstanding, comprising 115,396,124 Class A Ordinary Shares and 167,723,553 Class B ordinary shares), and (ii) the Slim Family, which are beneficiaries of a Mexican trust that owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Class A Ordinary Shares beneficially owned directly by Control Empresarial.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with ProKidney’s launch of the Public Offering described in Item 3, Control Empresarial entered into a lock-up agreement with the underwriters to restrict the sale of Class A Ordinary Shares or Class B Ordinary Shares for 90 days after the date of the final prospectus related to the Offering.

Item 7.	Material to Be Filed as Exhibits

The Form of Lock-Up Agreement, which is incorporated by reference to Exhibit A to the Underwriting Agreement, filed as Exhibit 1.1 to ProKidney’s Current Report on Form 8-K filed with the SEC on June 13, 2024 is hereby incorporated herein by reference.

CUSIP No. G7S53R104	SC13D	Page 13 of 13
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2024

Carlos Slim Helú

Carlos Slim Domit	By:	/s/Marco Antonio Slim Domit
Marco Antonio Slim Domit
Marco Antonio Slim Domit		Attorney-in-Fact*
June 25, 2024
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

CONTROL EMPRESARIAL DE CAPITALES S.A. DE C.V.

By: Víctor Manuel Gutierrez Lopez Title: Attorney-in-Fact

* See the Powers of Attorney for the members of the Slim Family and Control Empresarial, which are filed as exhibits to the Schedule 13D/A filed by the Slim Family and Control Empresarial with the SEC on February 3, 2022 in connection with their beneficial ownership of American Depositary Shares, each representing 20 Series L Shares of América Móvil, S.A.B. de C.V., are hereby incorporated herein by reference.